EXHIBIT 10.1
October 6, 2006
Mr. David Gryska
180 Taryn Lane
La Selva Beach, CA 95076
Dear David:
I am very pleased at the prospect of your joining the Celgene Leadership Team. After our collective discussions with you, we firmly believe you will make a significant contribution to Celgene’s success, and we hope that you will become part of our future. To that end, we are pleased to offer you the position of Senior Vice President & Chief Financial Officer.
Cash Compensation
Your semi-monthly compensation for this position will be $18,750.00 (which when annualized would equal approximately $450,000). Beginning with the plan year 2007, you will be eligible to participate in the Management Incentive Plan (“MIP”). This plan provides cash incentive awards to key employees. Your target incentive under the program will be 50% of your annual base salary earnings. Actual awards are based on individual as well as company performance and are paid annually, typically during the end of the first quarter. The award may be at, above or below the target level, but you can potentially earn up to 200% of your target award based upon achievement of objectives. In addition, you will be eligible to participate in Celgene’s 2007-2009 Long Term Incentive Plan (“LTIP”) for which the first pay out is in 2010 contingent upon achievement of established goals. Your LTIP target is 50% of base salary with a maximum payout at 100%.
Equity Compensation
Stock Options: In addition to your annual compensation, you will be granted the option to purchase 100,000 shares of Celgene common stock. The options will have a ten-year term and vest over the first four years, i.e., 25% on each anniversary of the grant. The option grant price will be the Fair Market Value, as determined under the Plan, as of your date of employment or the date of approval by the Compensation Committee of the Board of Directors, whichever is the latter. These and all other conditions surrounding the grant are outlined in a separate Stock Option Award Document. In addition, in accordance with our total rewards strategy, you will be eligible for additional equity awards each year.
Additional Programs
Deferred Compensation Plan: You will be eligible to participate in Celgene’s Deferred Compensation Plan.

David Gryska October 6, 2006	Page 2 of 3
Health and Welfare Benefits: You will be eligible to participate in all Celgene comprehensive U.S. health and welfare benefit programs on the first day of the month following your date of employment. Information on your Celgene benefits package will be provided under separate cover.
Paid Time Off: Upon joining Celgene, you will be eligible for four weeks vacation, and three personal days. Your paid time off for the current year will be prorated accordingly.
Retirement Benefits: You will be eligible to participate in Celgene’s 401(k) Plan thirty (30) days following employment.
Relocation Benefits: Thereafter, as we have agreed, we will support your relocation to Summit, New Jersey. Celgene will cover reasonable receipted relocation expenses associated with your move from California to New Jersey within 12 months of your start date as follows:
▪	Reimbursement for reasonable travel expenses, for you and your spouse, up to a maximum of two trips or seven days for house-hunting purposes.
▪	Temporary housing expenses for a maximum of five (5) months.
▪	Moving expenses for household items and two (2) autos (any extraordinary items should be discussed with Human Resources prior to the move).
▪	The costs associated with a standard “closing “ on your sale of your home in California and the purchase of a home in New Jersey.
▪	Rental car reimbursement for one (1) month until your car is shipped.
▪	Relocation costs that are taxable to you will be grossed up to account for the tax effect on any costs incurred regarding the relocation to New Jersey, such that the tax effect is neutral to you.
▪	Reimbursement costs for three (3) trips back to California to sell your residence.
▪	Reimbursement for costs associated with obtaining a loan for your residence in New Jersey (such as loan origination fees, etc.).
All these transactions must be facilitated through Celgene’s relocation company to ensure economy and to avoid paying unnecessary taxes on these costs. Basic closing costs, in this case, will be defined as the following: legal fees, transfer taxes, title insurance, and non-reoccurring fees (such as inspection fees, recording fees, escrow fees, document prep fees, etc.). Celgene agrees to pay the costs associated with using a real estate agent. As we have agreed, you will be assigned a relocation counselor through Prudential Relocation who will administer Celgene’s relocation program. We have agreed for you to use the real estate agent of your choice for the sale of your residence in California; however, this must be in partnership with Prudential Relocation. This will require the establishment of a referral arrangement between your broker of choice and Prudential Relocation prior to the signing of a listing agreement. This will be facilitated by providing the name and phone number of your broker of choice to your Prudential Relocation counselor, who will establish this referral for you. Celgene further agrees that the local market will dictate the commission rate, which will not exceed 6%.

David Gryska October 6, 2006	Page 3 of 3
If you decide to voluntarily terminate your employment with Celgene within two years of your employment commencement date, all relocation expenses incurred on your behalf must be repaid in full to Celgene. Otherwise, you shall have no obligation to return such amounts.
If your employment is terminated by Celgene at any time, other than for cause, we will pay you severance compensation in an amount equal to twelve months base salary and bonus, less applicable taxes.
If your employment is terminated as a result of a change of control, we will pay you severance compensation in an amount equal to twelve (12) months base salary and bonus, less applicable taxes.
Celgene requires a pre-employment physical examination, arrangements for which may be made through Melissa Tankiewicz at (908) 673-9534. In addition, all employees are required to sign an “Inventions and Confidential Information Agreement” upon the start of their employment and provide educational documents that attest to the confirmation of degree(s). Current Federal regulations require you to furnish proof of your right to work in the United States as outlined in the enclosed form I-9. These documents must be submitted on your first day of work.
David, you bring a great breadth and depth of experience and a strong leadership profile to Celgene. It is unquestionable that you will make a significant impact on the future success of Celgene, and we look forward to you becoming a part of the leadership team.
If you have questions concerning any aspect of this offer, please contact me or Mary Weger. To indicate your acceptance, sign below and return one copy of this letter to me.
Best regards,

/s/ David W. Gryska
I accept the offer as outlined above

December 6, 2006
Anticipated start date